UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2013

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Reminder: Certain Tiger Media Warrants to Expire February 19, 2013

Shanghai, China, February 12, 2013 — On December 5, 2012, Tiger Media, Inc.
(“Tiger Media”) (NYSE MKT: IDI, IDI.WS) provided holders of certain of its warrants the opportunity to exercise up to one-third of their warrants at a reduced exercise price and to extend the expiration date of a participating holder's remaining warrants, equal to two times the number of warrants exercised until December 26, 2013.  The offer to exercise warrants at a reduced price began on December 5, 2012 and ended at 5:00 p.m. Eastern Time on December 26,
2012.  Warrants that did not participate in the offer (the "Non-Participating
Warrants") remained outstanding in accordance with their terms, including the exercise price of $6.00 per share for the Public and Insider Warrants and $7.00 per share for the Underwriter Warrants.

Tiger Media hereby reminds holders of Non-Participating Warrants that those warrants expire, in accordance with their terms, on February 19, 2013.
Furthermore, the NYSE MKT has notified Tiger Media that trading in the
Non-Participating Warrants on the NYSE MKT will be suspended after the close of business February 12, 2013 to ensure all trades in the Non-Participating
Warrants settle in time to allow the purchasers of such Non-Participating
Warrants to exercise on or before February 19, 2013. Approximately 5.8 million
Non-Participating Warrants remain outstanding.

A holder can obtain further information on exercising Non-Participating Warrants by contacting his or her broker or Continental Stock Transfer & Trust Company, the Company's transfer agent. Brokers are encouraged to contact DTC in advance of the Expiration Date to confirm the procedures for exercising
Non-Participating Warrants.

Any Non-Participating Warrant that remains unexercised on the Expiration Date will expire worthless and the holder thereof will not receive any shares of
Tiger Media ordinary shares for such Non-Participating Warrants.

About Tiger Media

Tiger Media is a multi-platform media company based in Shanghai, China. Tiger
Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include the risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.
For more information, please contact:

Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: February 12, 2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer